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                                                                      EXHIBIT 18


To the Board of Directors of
Battle Mountain Gold Company


Dear Directors:

We have audited the consolidated financial statements included in Battle Mountain Gold Company's Annual Report on Form 10-K for the year ended December 31, 1997 and issued our report thereon dated February 20, 1998. Note 2 to the consolidated financial statements describes a change in the units-of-production methodology for depleting mining properties and certain related assets at the Company's Kori Kollo mine in Bolivia from the tonnes-milled method to the ounces-produced method. In addition, the new accounting method applies the ounces-produced amortization rate to the total estimated development costs to be incurred throughout the mine life of Kori Kollo, whereas the previous method applied a tonnes-milled rate to the capital costs incurred to date. It should be understood that the preferability of one acceptable method of calculating depreciation, depletion and amortization over another has not been addressed in any authoritative accounting literature and in arriving at our opinion expressed below, we have relied on management's business planning and judgment. Based on our discussion with management and the stated reasons for the change, we believe that such change represents, in your circumstances, the adoption of a preferable alternative accounting principle for calculating depreciation, depletion and amortization in conformity with Accounting Principles Board Opinion No. 20.




PRICE WATERHOUSE LLP
Houston, Texas
February 20, 1998